Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

El Tinieblo International, Inc.
1 Wildwood Road
Laconia, NH 03246
www.eltinieblo.com

Up to $1,000,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: El Tinieblo International, Inc.
Address: 1 Wildwood Road, Laconia, NH 03246
State of Incorporation: DE
Date Incorporated: September 24, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $1,000,000.00 | 100,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $250.00

<u>Early Bird Bonuses:</u>

First 7 days - 10% Bonus Shares

Next 14 days - 5% Bonus Shares

All investors

Will receive a personal letter from "Ferruko" Pérez-Salinas thanking investors for their participation.

Investments of $500 or More

Will also have their name inscribed on the wall of our distillery.

Investments of $1,000 or More

Will also receive a 375 ml Founders Edition El Tinieblo Joven mezcal in wood box.**

Investments of $2,500 or More

Will also receive one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 2-years.**

Investments of $5,000 or More

Will also receive 5% bonus shares and one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 3-years.**

Investments of $20,000 or More

Will also receive 10% bonus shares and one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 4-years.**

About our Founders Edition Madurado Cristal Mezcal

Madurado is a clear mezcal that uses an ancient process where following distillation Joven mezcal is aged in ancient large glass jugs originally from southern Mexico. To control the temperature and light while aging, the jugs are buried in the ground in an area referred to as a "cementerio mezcalero".

- Production will begin following the close of this financing round.
- The investor will receive a pre-release certificate reserving one bottle.
- The investor's name, bottle number and jug number will be hand-written on the label.
- Each bottle will be presented in individually numbered (matching the bottle number) and hand made charred wooden box accompanied by a signed and personalized Certificate of Authenticity.
- Investors will be able to visit Rancho El Tinieblo to see the mezcal graveyard and the jug that their mezcal will come from.

All perks occur after the offering is completed. Shipping is prepaid for U.S. and Mexico only.

** *Shipping of liquor is restricted in certain U.S. states. Product may require pick up at a to be determined designated point in Florida, California, New York, Colorado or Texas. Investor pick up points in Mexico include Monterrey, Tijuana, Tulum, Hermosillo, Mexicali, Mazatlán and Mexico City. Additional pickup points, including some in other countries, may be added at a later time.*

The 10% Bonus for StartEngine Shareholders

StorEn will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $10/ share, you will receive 11 Common Stock, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

All perks occur after the offering is completed

The Company and its Business

Company Overview

Our company is the new international sales and distribution arm of El Tinieblo mezcal, an ultra premium artisanal product, hand-distilled in the state of Tamaulipas by methods passed down through generations of the Pérez-Salinas family.

The El Tinieblo brand is comprised primarily of two affiliates:

Wholly owned and operated by the Pérez-Salinas family, Mezcales de Tamaulipas de RLMI (MDT) owns the El Tinieblo brand and Rancho El Tinieblo where the agave grows and mezcal is made. The company also owns the bottling facility in Monterrey and self-distributes the brand's products within Mexico. MDT is managed by "Ferruko" Alfredo Salinas-Pérez Tijerina, a 4th generation family member and El Tinieblo International, Inc. shareholder and President, who also operates a popular speakeasy in Monterrey, Mexico called Rio Mississippi 105-b.

El Tinieblo International, Inc. (ETI) is a separate Pérez-Salinas majority owned US based entity launched recently to manage all business in markets outside of Mexico. The shares offered here are in El Tinieblo International, Inc.

ETI purchases ready for market product from MDT then resells it to distributors. Besides "Ferruko" Alfredo Salinas-Pérez Tijerina, ETI ownership also consists of the original importers of the brand to Canada, the Edgar McKean family.

The company recently purchased two subsidiaries: TAMA Imports, LLC for business in the US and TAMA North Enterprises, Inc. for business in Canada.

TAMA Imports, LLC is a wholly owned subsidiary of and completely managed by El Tinieblo International, Inc. The company is responsible for marketing and selling El Tinieblo mezcal in the USA. TAMA Imports, LLC, imports the product from Mexico and sells to spirits distributors at a markup. The distributors then resell to licensed retailers that are either "off-premises" meaning liquor stores, or "on-premises" such as restaurants, night clubs or special events. Operations are assisted by Park Street Imports, LLC. Park Street (which has no common ownership with the company or its owners, directors or management) provides us with back office, operational and logistical support nationally and in Europe. Services include: maintaining compliance with all state, federal and international regulators, inventory tracking software, payment acceptance, national and international frieght forwarding and warehousing and distribution in Florida, California and New York.

TAMA North Enterprises, Inc. is a majority owned subsidiary of El Tinieblo International, Inc. (ETI) and is managed by Emlyn McCutcheon under the direction of ETI management. The company is responsible for marketing and selling El Tinieblo mezcal in Canada. TAMA North Enterprises, Inc. sells directly to provincial controlled alcohol outlets in each province at a markup, including Société des alcools du Québec (SAQ), the government run stores that control the alcoholic beverage trade in Québec.

Competitors and Industry

Although largely an enthusiast and mixologist category up until recently, more consumers are asking for mezcal by the day. "People are going absolutely crazy about mezcal," said Michelle Sordi, the bar director at Colonie in Brooklyn, in a July 5, 2018 New York Times article titled *Whatever the Cocktail, They're Ordering It With Mezcal*. "Any cocktail that hits our list with mezcal in it seems to sell with great vigor, but there is also a big calling for people mixing up classics." The article goes on to explain how mezcal is also gaining popularity as a substitute for not just tequila but vodka, gin, rum and even whiskey in their favorite drinks. To our knowledge, not only can the wide variety of flavor profiles of mezcal cover the gaps left by these spirits, mezcal has health benefits and a cool mystique about it. We believe, for the ever growing health conscious crowd, mezcal is clearly the "go to" choice; it is the cleanest spirit available, ticking off on the important qualities: natural, additive free, gluten free, no sweeteners, zero carbs and made from 100% agave, a plant with well known healing qualities. Based on our research, we are finding that consumer tastes and demands have evolved in recent years, resulting in the increasing popularity of artisanal cocktails and craft beers. Today's generation is looking for quality, uniqueness and exclusivity in spirits and won't settle for brands that aren't authentic. Unlike other spirits, mezcal will never be accused of being boring. The deeply rooted cultural connection of mezcal paired with a strong rejection of commercialized production allows bartenders to present it as the sexier, more refined cousin of tequila. As a result, establishments are increasingly incorporating mezcal onto their menus.

A small but fast growing niche, export sales of mezcal rose 39% in 2017.

Some of the top mezcal contenders on the world stage include: Del Maguey, Ilegal, Union, Casamigos, El Silencio, Alipus and Sombra. Most of these labels have been sold to multinational corporations over the last several years, such as Pernod-Ricard, Diageo and Davos Brands, for substantial amounts.

The vast majority of exported mezcal labels are produced in the state of Oaxaca. Other states beside Oaxaca and our home of Tamaulipas include Durango, Guanajuato, Guerrero, Michoacan, Puebla, San Luis Potosi & Zacatecas. Since Rancho El Tinieblo is in Tamaulipas, we are one of the most unique mezcal territories in the country. Only a handful of mezcal batches have been produced in our region by anyone else. Of all 9 mezcal producing regions, Tamaulipas is the northernmost region and the only one on the eastern coastline. The terroir makes for a very special tasting mezcal with some agave varieties that can only be found in this region. Meanwhile, the most desired varieties of agave for mezcal such as espadin, tobala, americana, salmiana, cuishe, montana and agave azul all grow on our ranch.

Almost all of the mezcal brands that are exported have been created in the last couple of years are foreign owned, and rely on an outsourced arrangement of agave growers, distillers, maestro "mezcaleros" and bottlers that can shift based on circumstances.

The El Tinieblo brand is unique in its category in that it is completely self-reliant with an entirely in-house process. All of the agave is grown and distilled at Rancho El

Tinieblo, the family's 9,000-acre wildlife preserve. Once ready, the mezcal is trucked to the bottling facility in Monterrey where it is sealed into hand-blown glass bottles, labeled and packed before shipping the bottles out to market. In other words, the entire production process is singularly controlled from when the agave seed falls to the earth until the cases are shipped.

Current Stage and Roadmap

In order to realize the case sales volume growth outlined in our current business plan, we will need to methodically gain territory on the ground through the steady addition of distributors and sales representatives.

Currently, we are selling in Florida, New York, and California through ETI's U.S. subsidiary TAMA Imports, LLC and, through ETI Canadian subsidiary TAMA North Enterprises, Inc. in Quebec. We are in the process of adding Colorado and Texas and are solidifying discussions with the largest liquor store in Texas. For New York and California, we are warehousing and selling to restaurants and liquor stores through facilitator Park Street Imports, LLC. Park Street also provides us with back office services and logistical support nationally. Sales in Quebec are to Société des alcools du Québec (SAQ), the provincial run liquor outlet.

We are excited about our first official distributor partnership with Miami-based premium wine and specialty spirits distributor XXI. Focused just on Florida, this distributor is moving 50 cases a month with support from just one ETI sales representative. Using that as a metric, we will meet our goals this year if we expand our partner distribution network to California, Colorado and Texas and add fifteen sales representatives to support them.

In addition to having good distributors, we need our own well-supported and trained representatives to supplement and support their sales resources in order to gain traction. Distributor sales people often have too much going on to pay sufficient attention to new brands and need to be convinced that El Tinieblo will bring them incremental sales and not take away existing business; the same can be said for their accounts. Some of our tactics to overcome potential indifference will include:

a) Providing incentives for salespeople (if distributor approves) to push sales.

b) Providing presentations and training clinics at general sales meetings to increase awareness of the brand among distributor salespeople.

c) Having our sales people accompany distributor sales persons while they visit accounts to build a personal connection with each salesperson and account.

d) Sharing of success stories and achieving milestones to show momentum.

e) Using carefully planned and crafted communication and pitches.

f) Supporting distributors and accounts with frequent visits and tastings.

The Team

Officers and Directors

Name: Edgar D. McKean III

Edgar D. McKean III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board of Directors.
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Manage and to provide leadership to the Board of Directors of the Company

Other business experience in the past three years:

- **Employer:** TAMA Imports, LLC
  Title: Manager
  Dates of Service: September 26, 2016 - Present
  Responsibilities: Oversee the enterprise

Other business experience in the past three years:

- **Employer:** TAMA North Enterprises, Inc.
  Title: Chief Executive Officer
  Dates of Service: March 01, 2108 - Present
  Responsibilities: Oversee the enterprise

Name: Alfredo Perez-Salinas Tijerina

Alfredo Perez-Salinas Tijerina's current primary role is with Mezcales de Tamaulipas S de RLMI. Alfredo Perez-Salinas Tijerina currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Second in command

- **Position:** Director
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Member of board of directors

Other business experience in the past three years:

- **Employer:** Mezcales de Tamaulipas S de RLMI
  Title: Chief Executive Officer
  Dates of Service: January 07, 2011 - Present
  Responsibilities: Oversee the entire enterprise

Other business experience in the past three years:

- **Employer:** Rio Mississippi 105-b
  Title: Chief Executive Officer
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Oversee the entire enterprise

Name: Marie S. McKean

Marie S. McKean's current primary role is with Saint Anselm College. Marie S. McKean currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary & Treasurer
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Executive administration

Other business experience in the past three years:

- **Employer:** Town of Salem, NH
  Title: Director of Human Resources
  Dates of Service: January 02, 2011 - December 01, 2017
  Responsibilities: Manage HR

Other business experience in the past three years:

- **Employer:** Saint Anselm College
  Title: Marie S. McKean, an attorney admitted to practice in New Hampshire, is the Director of Human Resources at St. Anselm College, Manchester, NH.
  Dates of Service: January 02, 2018 - Present
  Responsibilities: Manage HR

Name: Matthew D. McKean

Matthew D. McKean's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Sales
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Manage sales

Other business experience in the past three years:

- **Employer:** Rio Mississippi 105-B
  Title: Executive Chef
  Dates of Service: January 12, 2016 - June 01, 2016
  Responsibilities: Head Chef

Other business experience in the past three years:

- **Employer:** Xintury Inc. , Montreal, Quebec, Canada
  Title: Director
  Dates of Service: October 22, 2014 - April 20, 2018
  Responsibilities: Oversee management

Other business experience in the past three years:

- **Employer:** TAMA Imports, LLC
  Title: Eastern Sales Director
  Dates of Service: May 25, 2016 - Present
  Responsibilities: Direct sales in the Eastern US

Other business experience in the past three years:

- **Employer:** Melinda's, Miami, FL.
  Title: Executive Chef
  Dates of Service: November 30, 2017 - Present
  Responsibilities: Head Chef

Name: Cynthia P. Baron

Cynthia P. Baron's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Management of finances

Other business experience in the past three years:

- **Employer:** NH Lottery Commission
  Title: Chief Financial Officer
  Dates of Service: September 08, 2015 - December 07, 2017
  Responsibilities: Manage the finances

Other business experience in the past three years:

- **Employer:** TAMA Imports, LLC
  Title: Chief Financial Officer
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Manage the finances

Name: Alessandro Rush Santarelli

Alessandro Rush Santarelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer / Director
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Company Leadership. $0 Salary

Other business experience in the past three years:

- **Employer:** Breathr VR
  Title: VP, Sales & Marketing
  Dates of Service: January 01, 2019 - May 01, 2020
  Responsibilities: Company Leadership, Sales, Marketing, Strategy

Other business experience in the past three years:

- **Employer:** El Tinieblo International
  Title: Chief Marketing Officer
  Dates of Service: November 01, 2019 - May 01, 2020
  Responsibilities: Company Leadership, Marketing, Strategy

Other business experience in the past three years:

- **Employer:** Streetsense
  Title: Brand Activation
  Dates of Service: October 01, 2017 - December 01, 2019
  Responsibilities: Account Leadership, Creative, Business Development, Strategy

Other business experience in the past three years:

- **Employer:** LMO
  Title: Director, Accounts & Strategic Engagement
  Dates of Service: July 01, 2015 - October 01, 2017
  Responsibilities: Account Leadership, Creative, Business Development, Strategy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in El Tinieblo International, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product outside of Mexico, that people think it's a better option than other spirits, or that we will able to provide the service to our distributors at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to the selling environment, the number of interested purchasers, the perceived value of our brand and our distribution network, comparable recent sales in our industry and other industries, the projected performance of the craft spirits category at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment and possibly at a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of our company, you will not be paid out of any cash remaining until after the holders of preferred stock and all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying a non-voting common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with increased sales staff and an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than we are currently. It is possible that our products will fail to gain enough market acceptance to meet our projections for any number of reasons. If the products fail to achieve significant sales or awareness acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established spirits companies who currently have mezcals with greater awareness in certain markets. Additionally, they may have much better financial means and marketing/sales and human resources than we do. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
El Tinieblo International, Inc. was formed on September 26, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Though our products are well received in Mexico, our current and proposed sales and distribution operations outside of Mexico are subject to all business risks associated with most new enterprises. These include likely

fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. El Tinieblo International, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on various country, regional and local government regulations regarding spirits. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product in particular markets may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product in that particular market and therefore sales projections may be affected.

Market Competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than we do, or superior products to those we develop. It should further be assumed that competition will intensify.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alfredo Perez-Salinas Tijerina	525,000	Class A Preferred Stock	70.0
Edgar D. McKean III	225,000	Class A Preferred Stock	25.0

The Company's Securities

The Company has authorized Common Stock, and Class A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,000 of Common Stock.

Common Stock

The amount of security authorized is 200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

The holders of the Common Stock are not entitled to any voting rights or preferred liquidation rights. Common Stock shareholders particpate in liquidation along with Class A Preferred Shareholders on a pro-rata basis, after Class A Preferred Stock holders have received their liquidation preference. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Class A Preferred Stock

The amount of security authorized is 900,000 with a total of 750,000 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Preferred Stock held by the holder to vote on such matter.

Material Rights

Dividends.

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends may be declared by the Board of Directors at a rate equal to no less than three percent (3%) and no more than seven percent (7%) per annum of the Class A Original Issue Price (as defined below), compounded annually, on such shares of Class A Preferred Stock (the "Accruing Dividends"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation (the "Board of Directors") shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Class A Preferred Stock in an amount at least equal to the sum of the amount of the aggregate Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid. The "Class A Original Issue Price" shall mean $10.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock.

PAYMENTS TO HOLDERS OF CLASS A PREFERRED STOCK.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Class A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Class A Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Class A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Common Stock shareholders particpate in liquidation along with Class A Preferred Shareholders on a pro-rata basis, after Class A Preferred Stock holders have received their liquidation preference.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, any liquidation rights in the event of bankruptcy or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $7,500,000.00
  Number of Securities Sold: 750,000
  Use of proceeds: Shares were purchased using equity securities from subsidiaries and accounted for as in kind. No cash was raised.
  Date: April 03, 2019
  Offering exemption relied upon: Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

ETI was founded in September, 2018. The company did not have any significant activity until April, 2019 when it purchased U.S. subsidiary TAMA Imports, LLC and Canadian subsidiary TAMA North Enterprises, Inc.

Founded in September, 2016, TAMA Imports, LLC. Until January 2020, the company had been operating with only two part-time sales persons, one in Miami and the other in Los Angeles. Three new salespersons, a new CSO and CMO have been added so far since January 2020. Distributor partners are key to spirit sales and the company did not have one in either market until December, 2018 when it began working with specialty distributor XXI in Miami, helping us get traction in the Miami market. Distribution in New Hampshire, Vermont and Maine has been added recently, as well as the UK.

On occasion, the subsidiary supplies cultural events that can move an extra twenty to fifty cases at a time.

TAMA North Enterprises, Inc. was founded in April, 2018, currently has three representatives and has recently begun selling through major distributor Univins.

ETI buys product from El Tinieblo brand owner and producer Mezcales de Tamaulipas, RMLI and resells it at a markup.

Sales staff enterprise wide will continue increase as result of this OPO and other fundraising efforts.

Historical results and cash flows:

The company's historical financial results and cash flows are not indicative of what should be expected in the future. Financing obtained through this OPO and other fundraising efforts will give the company the ability to hire sales representatives, engage distributor partners and roll out new products, which should dramatically improve sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

1) The company secured $100,000 in financing via a convertible note from TAMA North Enterprise, Inc. shareholder Emlyn McCutcheon.

2) Through its U.S. subsidiary TAMA Imports, LLC, the company currently has a revolving line of credit with Bank of New Hampshire, for a total amount available of $150K. This line of credit currently has an outstanding balance of $150K.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are important in executing the company's business plan but not critical to its survival.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While the company could continue to operate without any funds from this campaign, the campaign funds would enable the company to execute its plan to expand the business.

Should the company not raise sufficient funds in this offering, the company will seek capital through an additional regulation C offering, regulated crowdfunding offerings, equity or debt issuance, or any other means available to the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Assuming existing revenue levels are at least mantained, the company will be able to cover its fixed costs and operate indefinitely even if this offering were to only meet its minimum funding goal. The company has no expenses related to product manufacturing and has a lean on demand inventory supply chain and, due to the nature of the industry, gets paid in a timely manner. Ultimately, the company has an agile structure and can quickly scale its operating expenses according to surrounding circumstances and operate effectively through all types of fundraising scenarios.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate indefinitely should this offering meet its maximum funding goal or not. Ultimately, the company has an agile structure and can quickly scale its operating expenses according to surrounding circumstances and operate effectively through all types of fundraising scenarios.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the event that the company would need additional outside capital, we will turn to a wide range of capital resources to provide the company the necessary financing to bridge the company's operations. This could include commercial lenders, accredited equity investors and private equity firms.

Indebtedness

- **Creditor:** Bank of New Hampshire
  Amount Owed: $150,000.00
  Interest Rate: 5.5%
  Maturity Date: September 13, 2050
  Note: This debt is through TAMA Imports, LLC and was inherited April, 3 2019 when ETI purchased the subsidiary.

- **Creditor:** Saint Mary's Bank, Manchester, NH
  Amount Owed: $12,270.97

Interest Rate: 3.09%
Maturity Date: December 07, 2020
Note: This debt is through TAMA Imports, LLC and was inherited April, 3 2019 when ETI purchased the subsidiary.

- **Creditor:** TAMA Imports, LLC (intercompany)
  Amount Owed: $6,946.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2019

- **Creditor:** Emlyn McCutcheon
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: September 30, 2019
  Note is convertible to Common Voting stock at $5.20 per share.

Related Party Transactions

- **Name of Entity:** TAMA Imports, LLC (intercompany)
  Names of 20% owners: El Tinieblo International, Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: None of note
  Material Terms: $6, 946 in account payables to TAMA Imports, LLC.

- **Name of Entity:** TAMA Imports, LLC
  Names of 20% owners: El Tinieblo International, Inc
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: EL Tinieblo International purchased 100% interest in TAMA Imports, LLC April 3, 2019 using company stock.
  Material Terms: El Tinieblo International, Inc. shareholders and officers Alfredo Salinas-Perez Tijerina (President and Director), Edgar D. McKean III (Chairman) and Matthew D. McKean (VP of Sales) contributed 100% of their membership interest in TAMA Imports, LLC to El Tinieblo International, Inc. in exchange for a total of 675,000 shares of stock.

- **Name of Entity:** TAMA North Enterprises, Inc.
  Names of 20% owners: El Tinieblo International, Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: EL Tinieblo International purchased 90% interest in TAMA North Enterprises, Inc. on April 3, 2019 using company stock.
  Material Terms: El Tinieblo International, Inc. shareholders and officers Alfredo Salinas-Perez Tijerina (President and Director), Edgar D. McKean III (Chairman) and Matthew D. McKean (VP of Sales) contributed all of their interest in TAMA

North Enterprises, Inc. (totaling 90%) to El Tinieblo International, Inc. in exchange for a total of 75,000 shares of stock.

- **Name of Entity:** Emlyn McCutcheon
  Relationship to Company: President of Canadian Subsidiary
  Nature / amount of interest in the transaction: Holder of $100,000 convertible note
  Material Terms: $100,000 note @ 10%. Convertible to Common Voting stock at $5.20 per share. Matures 12/31/19.

Valuation

Pre-Money Valuation: $7,500,000.00

Valuation Details:

We have taken several efforts to produce a valuation figure for the company and base this valuation primarily on investments to date, sweat equity of the founders, market reception of the products, robustness of the business plan and recent transactions in the craft spirits industry. Because large spirit houses are able to bring power and efficiency of mass distribution to the table, valuations for craft spirits companies are typically based primarily on annual case sales. Craft spirits brands sold recently include High West Distillery for $160M, on sales of 70,000 cases at $2,285 per case, and Casamigos tequila and mezcal for $700M, on sales of 170,000 cases at $4,117 per case. Accordingly, the directors believe a valuation of $7,500,000 to be fair. These stats come from GRAND VIEW RESEARCH (Craft Spirits Market Growth) FORBES 2017 (High West Distillery Buyout) and THE DRINKS BUSINESS (Casamigos Buyout).

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  40.0%
  Purchase more mezcal inventory to be strategically placed in targeted markets.

- *Working Capital*
  34.0%
  Short-term debt payments, payroll and certain payables.

- *Marketing*
  20.0%
  Customer, distributor and retailer acquisitions, growth of social media

engagement and local brand building promotions in targeted markets.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  5.0%
  We will increase inventory levels in the US markets where we are adding sales representatives and distributors in order to better meet growing demand. Specifically, we will put more inventory in our Park Street Imports managed warehouses in Florida and California and also in a warehouse of our own we plan to add in McAllen, TX.

- *Marketing*
  15.0%
  Marketing dollars will be spent on customer, distributor and retailer acquisitions. Also to grow social media engagement at an even greater rate Local brand building promotions in targeted markets will also be a part of the program. We'll also create some branded promotional merchandise, such as a wall hanger featuring our signature deer horns, to gain exposure in bars and clubs. .

- *Company Employment*
  35.0%
  We will be compensating our current executives and adding one administration staff position and 15 sales representatives to support our partner distributor in Florida and anticipated partner distributors in California, Texas and Colorado.

- *Short-term debt*
  20.0%
  We will pay down our short-term debt including a $40,000 credit card balance and our $150,000 line of credit. Both are in good standing and will remain open and available for us to use going forward.

- *Operations*
  19.0%
  Operational spends include logistics, shipping, warehousing, permits and licenses. For logistics, we will be adding a warehouse in McAllen, TX to support anticipated business with Spec's Wine & Spirits stores and the restaurant chain Palenque Grill. We will also be investing in increasing our distribution and sales by spending on CEO, VP of Sales and VP of Marketing travel, including to hire and train sales representatives and to secure and support distributors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.eltinieblo.com (www.eltinieblo.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/el-tinieblo-international

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR El Tinieblo
International, Inc.

[See attached]

EL TINIEBLO INTERNATIONAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
EL Tinieblo International, Inc.
Laconia, New Hampshire

We have reviewed the accompanying consolidated financial statements of El Tinieblo International, Inc (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2019 and December 31, 2018, and the related consolidated statement of operations, statements of shareholders' equity (deficit), and cash flows for the years ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 25, 2020
Los Angeles, California

EL TINIEBLO INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	60,257	$	178
Restricted cash		18,121		-
Accounts receivable—net		26,846		-
Inventories		64,804		-
Prepaids and other current assets		-		-
Total current assets		**170,028**		**178**
Property and equipment, net		12,894		-
Goodwill		195,364		-
Total assets	$	**378,286**	$	**178**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	52,641	$	-
Credit Card		43,033		-
Note Payable-Current Portion		135,497		-
Other current liabilities		7,735		6,946
Total current liabilities		**238,907**		**6,946**
Line of Credit		148,488		-
Note payable		-		-
Total liabilities		**387,394**		**6,946**
STOCKHOLDERS' EQUITY				
Common Stock		3		-
Preferred Stock		75		-
Additional Paid In Capital (APIC)		334,557		-
Equity issuance cost		(78,323)		-
Cumulative Translation Adjustment		656		-
Non-controlling interest		(487)		
Retained earnings/(Accumulated Deficit)		(265,589)		(6,768)
Total stockholders' equity		**(9,108)**		**(6,768)**
Total liabilities and sotckholders' equity	$	**378,286**	$	**178**

See accompanying notes to financial statements.

EL TINIEBLO INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	60,922	$	-
Cost of goods sold		33,494		-
Gross profit		27,428		-
Operating expenses				
General and administrative		253,703		6,768
Sales and marketing		16,476		-
Total operating expenses		270,179		6,768
Operating income/(loss)		(242,751)		(6,768)
Interest expense		16,558		-
Income/(Loss) before provision for income taxes		(259,309)		(6,768)
Provision/(Benefit) for income taxes		-		-
Net income/(loss), including portion attributable to noncontrolling interest		**(259,309)**		**(6,768)**
Net income/(loss) attributable to noncontrolling interest		(488)		-
Net income/(loss) attributable to shareholders of EL Tinieblo International Inc.	$	**(258,821)**	$	**(6,768)**

See accompanying notes to financial statements.

EL TINIEBLO INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Preferred Stock		Additional Paid In Capital (APIC)	Equity Issuance Cost	Accumulated Deficit	Non-controlling interest	Cumulative Translation Adjustment	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Balance—Inception (September 24, 2018)	-	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	-									
Net income/(loss)	-	-	-	-	-	-	(6,768)		-	(6,768)
Issuance of common shares	-									-
Balance—December 31, 2018	-	$ -	-	$ -	$ -	$ -	(6,768)	$ -	$ -	(6,768)
Net income/(loss)	-	-	-	-	-	-	(258,821)	(488)	-	(259,309)
Issuance of common shares	34,712	3	-	-	327,875	-	-	-	-	327,878
Equity issuance costs	-	-	-	-	-	(78,323)	-	-	-	(78,323)
Acqusition of Tama North & Tama Imports	-	-	750,000	75	6,682	-	-	1	-	6,758
Cumulative Translation Adjustment	-	-	-	-	-	-	-	-	656	656
Balance—December 31, 2019	34,712	$ 3	750,000	$ 75	$ 334,557	$ (78,323)	$ (265,589)	$ (487)	$ 656	$ (9,108)

See accompanying notes to financial statements.

EL TINIEBLO INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (259,309)	$ (6,768)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	3,413	-
Bad debt expense	7,527	-
Changes in operating assets and liabilities:		
Accounts receivable	(6,542)	-
Inventory	(41,425)	-
Prepaid expenses and other current assets	34,207	-
Accounts payable and accrued expenses	(8,958)	-
Other current liabilities	789	6,946
Net cash provided/(used) by operating activities	**(270,296)**	**178**
CASH FLOW FROM INVESTING ACTIVITIES		
Acquisitions net of cash acquired	4,160	-
Net cash provided/(used) in investing activities	**4,160**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes	103,238	-
Repayment on Notes	(7,602)	
Repayment on Line of Credit	(1,512)	-
Equity raise	327,878	
Equity Issuance Costs	(78,323)	-
Net cash provided/(used) by financing activities	**343,679**	**-**
Effect of foreign currency exchange rate changes on cash	**656**	**-**
Change in cash, cash equvalents and restricted cash	78,199	178
Change in cash, cash equvalents and restricted cash —beginning of year	178	-
Change in cash, cash equvalents and restricted cash —end of year	**$ 78,377**	**$ 178**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

EL TINIEBLO INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

1.   SUMMARY

El Tinieblo International, Inc was formed on September 24, 2018 ("Inception") in the State of Delaware. The financial statements of El Tinieblo International, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Laconia, New Hampshire

El Tinieblo is a sustainability-first artisanal mezcal brand, and unique in that we are completely self-reliant. We grow our agave with no pesticides/insecticides at Ranch Tinieblo, a 9,000 acre farm in Tamaulipas. We then harvest, cook, distill and age the product with the careful guidance of Master Mezcalero Don Balthazar Cruz. Finally, we bottle it one by one in 100% recycled glass hand-blown bottles for shipment.

El Tinieblo International, Inc. (ETI) will serve as the international sales and distribution arm for our Mexico based premium mezcal brand El Tinieblo. With a charter to develop all business in markets outside of Mexico, El Tinieblo International will grow existing US and Canadian sales as well as find and develop new importers across the globe.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of EL Tinieblo International, Inc., and completely owned subsidiaries over which EL Tinieblo International, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Restricted cash

Restricted cash is that portion of cash that is set aside for a specific purpose and is not available for general business use on an immediate basis. This cash is held in a special account (escrow account) and it pertains to fundraising from crowdfunding campaigns, and it remains separate from the rest of the company's cash and cash equivalent.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

EL Tinieblo International, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from sales of its liquors products in US through distributors and outside the US through importers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from 3 to 5 years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   ACQUISTIONS

On April 3, 2019, Tama Imports, LLC became a wholly owned subsidiary of El Tinieblo International, Inc (ETI). ETI acquired 100% membership interest of TAMA Imports, LLC by entering a contribution agreement with TAMA Imports LLC. ETI issued 675,000 shares of Preferred Class A stock to TAMA Imports, LLC members at a par value of $0.0001 per share, for a value of $6,750. The following table outlines the purchase price allocation:

Cash	$	3,860
Accounts Receivable		18,532
Prepaids and other current assets		34,206
Inventory		23,380
Property and equipment		16,307
Goodwill		195,047
Accounts payable		(59,390)
Credit Cards		(39,331)
Notes payable		(35,861)
Line of Credit		(150,000)
Consideration exchanged	$	**6,750**

On April 3, 2019, El Tinieblo International, Inc. (ETI) acquired 90% ownership of TAMA North Enterprises, Inc. by entering a contribution agreement with TAMA North Enterprises, Inc. ETI issued 75,000 shares of Preferred Class A stock to TAMA North Enterprises, Inc shareholders at a par value of $0.0001 per share, for a value of $7. The following table outlines the purchase price allocation:

Cash	$	300
Accounts Receivable		9,300
Prepaids and other current assets		1
Goodwill		318
Accounts payable		(5,910)
Notes payable		(4,000)
Non-controlling interest		(1)
Consideration exchanged	$	7

4. GOODWILL

As of December 31, 2019, and December 31, 2018, the change in goodwill consists of the following:

As of Year Ended December 31,	2019		2018	
Beginning balance	$	-	$	-
Acquisitions		195,364		-
Ending balance	$	195,364	$	-

The acquisition during fiscal year 2019 pertains to Tama Imports, LLC and TAMA North Enterprises, Inc.

5. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019		2018	
Finished Inventory	$	64,804	$	-
Total Inventories	$	64,804	$	-

6. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Accrued Interest	5,823	-
Accrued Payroll	1,777	-
Accrued Payroll Taxes	136	-
Accrued Expenses		6,946
Total Other Current Liabilities	$ 7,735	$ 6,946

7. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Vehicles	$ 22,754	$ -
Property and Equipment, at Cost	**22,754**	**-**
Accumulated depreciation	(9,860)	-
Property and Equipment, Net	**$ 12,894**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 was in the amount of $3,413. There was no depreciation expense for fiscal year 2018.

8. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's authorized share capital consisted of 200,000 of common shares with a par value of $ 0.0001 and 900,000 of Class A Preferred Stock, $ 0.0001 par value per share

Common Stock

As of December 31, 2019, 34,712 shares of common stock are issued for value of $ 347,120. Common stock issued through crowdfunding campaign during 2019, with equity issuance costs being capitalized in the amount of $ 78,323.

Preferred Stock

As of December 31, 2019, 750,000 shares of preferred stock are issued for the amount of $ 6,757.

On April 3, 2019 EL Tinieblo issued 675,000 shares of Preferred Class A stock to TAMA Imports, LLC members for acquisition of 100% share in ownership (through contribution agreement) at a par value of $0.0001 per share, for a value of $6,750.

On April 3, 2019 EL Tinieblo issued 75,000 shares of Preferred Class A stock to Tama North Enterprises, Inc. for acquisition of 90% share in ownership (through contribution agreement) at a par value of $0.0001 per share, for a value of $7

9.   DEBT

Notes Payable

On June 5, 2019, the company El Tinieblo International, Inc. issued a convertible note purchase agreement to Emlyn McCutcheon in the amount of $ 100,000. The loan carries an interest rate of 10% per year and matures on July 31, 2020. Total outstanding as of December 31, 2019 was $ 100,000. The entire loan has been classified as current.

The company Tama Import LLC (subsidiary) issued promissory note agreement to one of the owners Alfredo Perez Salinas in the total amounts of $ 3,245 with maturity date on December 31, 2019. The loans carry no interest and is payable once the company generates enough working capital to sustain itself and become profitable. The entire loan has been classified as current.

On September 7, 2017 the company Tama Import LLC (subsidiary) signed a retail installment contract and security agreement with Auto Services Dealership in the amount of $22,754 for a 2017 Dodge Grand Caravan vehicle. The auto loan carried a yearly interest rate of 3.09%. The loan matures after 144 months of monthly payments in the amount of $662.58. As of December 31, 2019, the loan had a balance of $7,177. The entire loan has been classified as current.

On June 5, 2019, the company Tama North Enterprises, Inc. also issued a convertible note purchase agreement to Edgar D. McKean III in the amount of 20,000 with maturity date as of December 31, 2020. Total outstanding as of December 31, 2019 was $ 20, 000 The entire loan has been classified as current.

During 2019, the company Tama North entered into a promissory note with Emlyn McCutcheon the amount of $ 3,079. The loan matures on December 31, 2020. The entire loan has been classified as current.

Line of Credit

The Company Tama Import LLC (subsidiary) has line of credit with the Bank of New Hampshire that has a limit of $150,000 and an annual percentage rate of 4.25%. As of December 31, 2019, the balance was $ 148,487. Due to the nature of the line of credit, the entire loan has been classified as non-current.

10.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (79,666)	$ (1,997)
Valuation Allowance	79,666	1,997
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (83,659)	$ (1,997)
Valuation Allowance	83,659	1,997
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $79,666 The Company had state NOL carryforwards of approximately $83,659. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Delaware jurisdictions for each year in which a tax return was filed.

11.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY

The Company received several loans from their shareholders, all listed under note 9 'Debt'.

During fiscal year 2019, the Company purchased $6,060 of product from Mezcales de Tamaulipas, which is owned by a majority shareholder of EL Tinieblo International, Inc.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2020, the date the financial statements were available to be issued.

Subsequent to December 31, 2019, the Company continued to sell 10,254 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $98,250 and had a subscription receivable of $67,960 related to the sale of these shares as April 25, 2020. In connection with this offering, the Company incurred offering costs of $44,753.17, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and had an accumulated deficit of $265,589 and $ 6,768 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

Start Investing | Get Funding | Blog | Sign In

El Tinieblo International is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

PLAY VIDEO
EL TINIEBLO®
El Tinieblo International
Ultra Premium Artisanal Mezcal
Regulation Crowdfunding
Laconia, NH
Food & Beverage
Accepting International Investment
52
Days Left
687
Investors
$582,780.00
Raised of $10K - $1M goal
Invest Now
$250.00 minimum investment



Overview | Team | Terms | Updates | Comments | Share

Join our family and become part of the Mezcal Revolution

Invest in El Tinieblo International

An authentic Mexican brand highly regarded for taste and quality, El Tinieblo is an ultra premium artisanal mezcal hand-distilled in the state of Tamaulipas using methods passed down through generations of the Pérez-Salinas family. With culture and sustainability at the forefront, our family-owned brand works to boost the local economy, care for our land and wildlife, and honor the Mexican tradition of artisanal mezcal.

We have formed U.S. based El Tinieblo International, Inc. as a new global sales and distribution arm to expand our brand and share our family's mezcal with the world.

This is a unique opportunity to participate on the ground floor of our global expansion in a high-growth market segment featuring equity transaction multiples as high as 20 times sales*. Industry research projects that millennials will push the craft spirits market from $6B to $80B by 2025** and shows that mezcal, which had 39% export growth in 2017***, is growing faster than any other category. Like Patron at the start of the premium tequila boom, the El Tinieblo brand is uniquely poised to take



advantage of the mezcal growth because we are completely
self-reliant, can assure quality and meet demand.

Casamigos (tequila and mezcal) 2017 sale to Diageo
*** Grand View Research 2017 report*
**** Consejo Regulador del Mezcal 2017 annual report*



Our Offering

Investment

$10.00 a share │When you invest you are betting the company's future value will exceed $7.5M

Perks

All investors receive 20% discount for life
Will also receive a personal letter from "Ferruko" Pérez-Salinas thanking investors for their participation.





Investments of $500 or More

Will also have their name inscribed on the wall of our distillery.

Investments of $1,000 or More

Will also receive a 375 ml Founders Edition El Tinieblo Joven mezcal in wood box.**

Investments of $2,500 or More

Will also receive one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 2-years.**

Investments of $5,000 or More

Will also receive 5% bonus shares and one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 3-years.**

Investments of $20,000 or More

Will also receive 10% bonus shares and one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 4-years.**

About our Founders Edition Madurado Cristal Mezcal

Madurado is a clear mezcal that uses an ancient process where following distillation Joven mezcal is aged in ancient large glass jugs originally from southern Mexico. To control the temperature and light while aging, the jugs are buried in the ground in an area referred to as a "cementerio mezcalero".

- Production will begin following the close of this financing round.
- The investor will receive a pre-release certificate reserving one bottle.
- The investor's name, bottle number and jug number will be hand-written on the label.
- Each bottle will be presented in individually numbered (matching the bottle number) and hand made charred wooden box accompanied by a signed and personalized Certificate of Authenticity.
- Investors will be able to visit Rancho El Tinieblo to see the mezcal graveyard and the jug that their mezcal will come from.

*All perks occur after the offering is completed. Shipping is prepaid for U.S. and Mexico only. ** Shipping of liquor is restricted in certain U.S. states. Product may require pick up at a to be determined designated point in Florida, California, New York, Colorado or Texas. Investor pick up points in Mexico include Monterrey, Tijuana, Tulum, Hermosillo, Mexicali, Mazatlán and Mexico City. Additional pickup points, including some in other countries, may be added at a later time.

StartEngine
Owner's Bonus

5% Bonus
Shares

10% Bonus
Shares

This offering is eligible for the StartEngine Owner's 10% Bonus. For details on the bonus, please see the Offering Summary section below

Invest

Invest $5,000+ and receive 5% Bonus Shares.

Invest

Invest $20,000 and receive 10% Bonus Shares.

Invest

Percentage of Mezcal Growth Vs. Others



PARABOLIC GROWTH
VODKA 6% 6% -7% -6% 5% -
WHISKY 0% 5% 7% 2% 1% -
TEQUILA 4% 7% 6% 5% 4% -
MEZCAL 19% 19% 27% 28% 36% 39%
2011 2012 2013 2014 2015 2016 2017

** Annual growth of mezcal exports (Consejo Regulador del Mezcal 2017 annual report) vs. annual global sales growth of other spirits (Distilled Spirits Council 2018 report).*

Now is the Time

With the growing popularity of mezcal and valuations for premium craft spirit brands exploding*, this is the best time to be in the business of this exceptional spirit.

** Forbes 2017: Consolidation Bubbling Up In Craft Spirits*

Mezcal 101

An indigenous Mexican spirit, mezcal is the term for all spirits distilled from agave native to Mexico and is protected under the Denominación de Origen allowing only certain states to produce. Whereas tequila is a type of mezcal produced specifically from steamed Blue Weber agave and only required to contain 51% agave, mezcal is always 100% agave coming from a wide variety of maguey plants that are roasted instead of steamed, resulting in a wider range of flavor characteristics. Widely known in Mexico for its purity, it has historically been used as a remedy to many ailments. Being a natural and organic craft product, mezcal typically commands higher prices than tequila. The deeply rooted cultural connection paired with the strong rejection of commercialized spirits production allows bartenders to sell it as the sexier, more refined cousin of tequila. As a result, establishments are increasingly incorporating mezcal into their menus.



Our Origins

Rancho El Tinieblo was founded in 1865 and given the name, meaning "the absence of light," because of the heavy fog that covers the ranch every morning. It was also the name for mezcal being produced on the land long ago. Dormant for decades, Mezcal El Tinieblo was revived in 1986 when our family purchased the 9,000 acre agave-rich ranch and found the original stone wheel half-buried on the land. The



discovery inspired us to use our own ancestral recipe to make small batches of mezcal to sell at our roadside cafe on the ranch. Since the 1980's, El Tinieblo has grown into an established brand that our family is very proud of. We have also been an integral part of mezcal conservation and regulation in our area.



Fabrica de Mezcal
EL TINIEBLO

Our Enterprise

El Tinieblo is comprised of two affiliates:

Wholly owned and operated by the Pérez-Salinas family, Mezcales de Tamaulipas S de RMLI owns the El Tinieblo brand and Rancho El Tinieblo where the agave grows and mezcal is made.The company also owns the bottling facility in Monterrey and self-distributes the brand within Mexico.

El Tinieblo International, Inc. is a separate Pérez-Salinas majority owned US based entity launched recently to manage all business in markets outside of Mexico. The shares offered here are in El Tinieblo International, Inc.



GLOBAL ENTERPRISE STRUCTURE
EL TINIEBLO®
OWNERSHIP
PÉREZ-SALINAS FAMILY
EDGAR MCKEAN FAMILY
EMLYN MCUTCHEON
E.T.I. ONLINE PUBLIC OFFERING INVESTORS
MANAGEMENT OPTIONS POOL
E.T.I.
PROSPECTIVE JV PARTNERS / IMPORTERS / DISTRIBUTORS
MEZCALES DE TAMAULIPAS DE RLMI (MDT)
Monterrey based mezcal producer and owner of Rancho El Tinieblo and the El Tinieblo brand.
RANCHO EL TINIEBLO RANCH (JIMENEZ, MX)
RIO MISSISSPPI 105-B MEZCALERIA (MONTERREY, MX)
EL TINIEBLO INTERNATIONAL, INC. (ETI)
US based Master Distributor and Licensee of all M.D.T. brands, products and services worldwide except in Mexico.
TAMA IMPORTS, LLC USA
TAMA NORTH ENTERPRISE, INC CANADA
FUTURE SUBSIDIARY / JVs (new markets/partners TBD)
INDEPENDENT IMPORTERS & DISTRIBUTORS

Who We Are

Rancho El Tinieblo operates much in the same way it did over 100 years ago with only minor upgrades to improve

sustainability and conservation. The biggest change is that it now also serves as a wildlife preserve to exotic animals from across the world. Our antler icon embossed on our bottles represents mystical white-tailed deer often seen in the morning fog. Today, the El Tinieblo team includes the Perez-Salinas family, local workers, our Maestro Mezcalero Don Baltazar Cruz and our creative team of chefs, restaurateurs, and entertainment industry specialists. As we grow our brand outside of Mexico with El Tinieblo International, Inc., we always strive to honor our roots.



Our Land and Our People

Our ranch employs eleven families from the Jiménez area, a region where few economic opportunities exist, as well as a number of local merchants who help in the maintenance of our palenque (distillery). We are proud of our commitment to reuniting local families in their homeland through employment at the ranch and wildlife preserve and our ability to support the local economy. No pesticides, herbicides or fertilizers are used in the creation of our small-batch mezcal and we use only water and firewood from our ranch, minimizing our environmental impact. To protect the safety of our animals, we use an Egyptian traction mill to turn our tahona (stone wheel) instead of the traditional team of horses.

Sustainability & Quality

Sustainability in mezcal production is always important since maguey can take between 7 to 35 years to mature. Rancho El Tinieblo contains more than ample maguey: for every plant used, at least 25 more are planted and our facilities can grow production to at least 15 times existing levels without further investment. We have never sourced third-party maguey, sold our maguey or produced mezcal for other labels. While other producers are struggling in maintaining quality while scaling up volume to meet increasing demand, our exclusivity and in-house resources result in consistent quality and sustainable scalability unique in the mezcal business.

Single Origin Artisanal Mezcal


RANCHO EL TINIEBLO: JIMÉNEZ, TAMAULIPAS, MEXICO
9,000-ACRE RANCH & HACIENDA
WILDLIFE PRESERVE
ESPADÍN / AMERICANA SALMIANA / MONTANA BLUE WEBER
EMPLOYS 11 LOCAL FAMILIES
PALENQUE
STRICT SUSTAINABILITY PRACTICES
ARTISANAL PROCESS



Our Process



Using the same methods practiced on the ranch for decades, our mezcaleros harvest the heavy plants once they have grown to maturity, extracting the heart, or piña, by cutting off the leaves and roots. The hearts are roasted with mesquite wood in brick pits lined with river rock as everyone from the ranch gathers to share in this special process. To extract the pulp, the hearts are then crushed by the 150-year-old stone wheel and fermented from 3 to 10 days in wood vats depending on the weather. Following fermentation, the mash is distilled twice in copper vats and depending on its intended variety, either bottled or put into fire-charred American oak whiskey barrels for aging. The clear "Joven" is not aged but bottled and sent to market while the "Reposado" is aged up to 11 months and the "Añejo" at least 2 years before distribution.

Our Expressions



BLACK LABEL: 40% ABV / 80 Proof

Small batch mezcal featuring an ensemble of Salmiana, Americana and Espadín wild agaves from our ranch:

- Joven @ $49: Clear and not aged
- Reposado @ $64: Aged up to 11 months in charred oak whiskey barrels
- Añejo @ $79: Aged up to 2 years in charred oak whiskey barrels

We will also be introducing at least 9 new limited special edition mezcals in 2019, making El Tinieblo one of the most comprehensive collections available.

SILVER LABEL: 54% ABV / 108 Proof



SILVER LABEL: 54% ABV / 108 Proof

Limited production clear mezcals featuring a higher alcohol content and using wild agaves from our ranch:

- Espadín & Blue Weber agave ensemble @ $59
- Espadín & Salmiana agave ensemble @ $79
- Salmiana agave @ $99
- Pechuga: Distilled in the traditional manor and using an Espadín & Salmiana agave ensemble @ $199
- Wild Montana agave @ $399

WHITE LABEL: 54% ABV / 108 Proof

Cristal Madurado: Limited production clear mezcal using an Espadín & Salmiana wild agave ensemble from our ranch and aged in large 100-year old glass jugs stored in our temperature and light controlled catacombs:

- Aged 1 year @ $129
- Aged 2 years @ $169
- Aged 3 years @ $209
- Aged 4 years @ $249
- Aged 5 years @ $289

Our Distribution Rollout Plan



- 🟡 Current, or soon to be, warehouses
- 🟩 Current markets with distributor partners
- 🟦 Anticipated to have distributor partners by the end of 2019
- ⬜ Anticipated to have distributor partners by the end of 2021

Our Growth Plan





We expect to reach our goal of $1M+ in sales for 2019 through methodically gaining territory on the ground. Currently, we are selling in Florida, New York, California and Quebec and are in the process of adding Colorado and Texas. For New York and California we are warehousing and selling to restaurants and liquor stores through facilitator Park Street. Sales in Quebec are directly through SAQ, the provincial run liquor outlets.

We are excited about our first official distributor partnership with Miami-based premium wine and specialty spirits distributor XXI. Focused just on Florida, they've moved 50 cases in their first month. Using that as a metric, we will meet our goals next year if we expand our partner distribution network to California, New York, New Jersey, Illinois, Colorado and Texas, markets where we already have had serious discussions with speciality distributors. Combined with Florida, these states represent about 40% of the liquor sales across the country.

Outside of North America, we have been selling in Canada since March 2018 through a recently acquired majority-owned subsidiary and are planning to establish another in the UK. We are also working on bringing on distributor partners in France, Germany, Belgium and Iceland.

High Profile Clubs


MIAMI
NEW YORK CITY
LOS ANGELES
The Electric Pickle Company
W
No.3 Social
SOHO BEACH HOUSE
MIAMI
racket
LOEWS
BLIND PIG
CLUBSPACE
HOUSE OF YES
THE BROOKLYN MIRAGE
Roberta's
SOUND
TOCA MADERA
Station 1640
THE Whisper RESTAURANT and LOUNGE
KW
THE KNOW WHERE
COCKTAIL BAR



Instagram Growth Vs. 3 Top Mezcals

SILENCIO	2%	5%	7%	11%	17%
DEL MAGUEY	1%	3%	4%	5%	7%
ILLEGAL	1%	4%	7%	11%	14%
EL TINIEBLO	24%	53%	80%	106%	139%



NOV '18 DEC '18 JAN '19 FEB '19 MAR '19 APR '19

* Compounded monthly growth in Instagram followers. Raw data available upon request.

Brand Building

- Sophisticated social media initiatives that are gaining engaged followers fast. ***El Tinieblo is the fastest growing mezcal brand on Instagram.***
- Experiential programs and tastings at events and liquor stores to connect with consumers.
- Print and digital advertising campaigns for brand awareness.
- In-store merchandising tools to call attention to our products.
- Collaborations with celebrities, artists, musicians and industry names to verify our credibility.
- Music festival and motorsports sponsorships that build awareness and generate sales.
- Ownership group affiliated mezcalerias:
  - Monterrey MX: Rio Mississippi 105-b
  - Miami FL: Melinda's
  - Tijuana MX: El Tinieblo Mezcal Room (opening summer 2019)
- "Rancho El Tinieblo Experience" tours.



Rio Mississippi 105-b, Monterrey, MX



Melinda's, Miami, FL







El Tinieblo Mezcal Room, Tijuana, MX



The Hacienda at Rancho El Tinieblo , Tamaulipas MX



What You Need To Know

- **Thriving Market:** Demand for mezcal is growing fast and valuations for niche premium craft spirit brands industry-wide are going through the roof.
- **Self-Reliance:** We grow, distill and bottle in-house.
- **Scalability:** Our ranch has an estimated total of 1,000,000 agave plants and we plant new ones at a rate of 25 to every 1 that is harvested. Our production can grow at least 15 times our current levels before needing any further investment in infrastructure.
- **Exclusivity:** We have never sourced agave, sold our agave, or produced mezcal for other labels.
- **Quality:** Our exclusivity and the end-to-end ownership of our supply chain result in sustainable scalability and consistent quality unique in the mezcal business.
- **Tailored Aesthetic:** We use a refined and clean design combining both modern and classic elements. Our unique bottles are made from hand-blown recycled glass using an ancient process and finished with 100% cotton labels embossed with an antique 1950's press.





MEZCAL ARTESANAL EL TINIEBLO
NATURAL
ALAMBIQUES
REGIONALES
GRATIS
MEZCAL

How the New Capital Will Be Used

- Secure additional partner distributors and retailers in major markets.
- Build a strong sales team to support our partner distributors and provide them with robust marketing materials.
- Acquire new key customers through awareness campaigns, product promotions and social media.
- Build higher inventory levels in selected markets to facilitate with sales growth.

EL TINIEBLO VIDEOS









Rancho El Tinieblo

Our Process

Mezcal vs. Tequila

Our Bottle Making

ORDER OUR MEZCAL









OLD TOWN TEQUILA

https://www.oldtowntequila.com/el-tinieblo-mezcal-joven/

DRIZLY

https://drizly.com/mezcal-el-tinieblo-joven/p89663?is_autocomplete=true

MINIBAR

https://minibardelivery.com/

SPEC'S WINES·SPIRITS·FINER FOODS

https://specsonline.com/shop/spirits/el-tinieblo-mezcal-joven-6-case/









Total Wine & MORE

Vintage Liquor & Wine Bar

https://vintageliquor.com/?s=el+tinieblo&post_type=product

K&L Wine Merchants

https://www.klwines.com/p/i?i=1309265

blue angel WINES

https://blueangelwines.com/#StoreFrontLocationHash=



https://www.totalwine.com/
search/all
text=el%20tinieblo&tab=full
catalog

%23%2Fwidget%2F576c5666
69702d23b5290000%2Fpro
duct%2F585ab26dbfb2415d
ad975de1%3Fnav_path%3D
%255B%255D

1865

The Beginning

Locals begin selling a mezcal called El Tinieblo on the property now known as Rancho El Tinieblo in Tamaulipas, MX.

1986

Pérez-Salinas family

Pérez-Salinas family acquires the ranch and creates Mezcales de Tamaulipas reviving the El Tinieblo name using an old family recipe and the original grinding stone found on the property.

2011

Tasting Awards

El Tinieblo begins exporting and enters into two U.S. taste contests, winning top awards.

2014

Pérez-Salinas & McKean Collaboration

Chef Matt McKean begins working with "Ferruko" Pérez-Salinas to develop his mezcalerias in Mexico and some limited importation of El Tinieblo to Montreal.

September 2016

TAMA Imports

The Pérez-Salinas and McKean families establish U.S. based TAMA Imports, LLC and begin importing into the U.S. through Park Street Imports, who also facilitates logistics and self-distribution.

April 2018

Tama North

The two families establish TAMA North Enterprises, Inc. in Canada to further grow sales beyond SAQ, Quebec's provincial run liquor stores.

September 2018

XXI

Premium wine and spirits distributor XXI becomes El Tinieblo's first distributor partner in the U.S. Focused just on Florida, they move 100 cases in their first 30-days

October 2018

ETI Founding

El Tinieblo International, Inc. (ETI) is established, absorbing both TAMAs and assuming all of El Tinieblo business outside of Mexico.

April 2019

ETI Purchase of Subsidiaries

Both TAMA Imports, LLC and TAMA North Enterprises, Inc become subsidiaries of El Tinieblo International, Inc.

July 2019

StartEngine Campaign

El Tinieblo International, Inc. launches small OPO campaign on StartEngine.

December 2019

Expansion (ANTICIPATED)

we plan to have official distributor partners in the following markets: USA: FL + So. CA, No. CA, NY, NJ, IL, CO and TX Canada: QC + ON, BC Europe: GB, NE, FR, ES, BE

December 2020

Further Expansion (ANTICIPATED)

By Dec, 2020 we plan to have distribution in the following markets: USA, countrywide Canada, countrywide Europe, China and Australia

In the Press

MEN'S JOURNAL

SHOW MORE

Meet Our Team



Alessandro "Sam" Santarelli

Chief Executive Officer / Director

Alessandro "Sam" Santarelli is an idea generator with a passion for conceptualizing and executing creative business and marketing solutions. He has developed award-winning branding and marketing strategies for a diverse set of clients ranging from Malcolm Gladwell's Revisionist History Podcast series to the world's largest single-source producer of organic maple syrup, The Maple Guild. Sam's expertise has been utilized by some of the most recognizable and iconic brands in North America including AT&T, Pepsi, Marvel, the National Guard and 5-hour Energy. Sam co-founded and secured funding for NetBlender, a leading developer of Blu-ray Disc™ creation tools that was ultimately purchased by Sony Creative Software. Sam's 2005 PBS documentary film, The Cultivated Life: Thomas Jefferson and Wine won two Emmy® Awards. He graduated from the University of Virginia with a Bachelor of Arts in History.





Alfredo "Ferruko" Pérez-Salinas Tijerina

President / Director

A third-generation mezcal producer and member of the original family, Ferruko serves as the CEO of Mezcales de Tamaulipas, the owner of El Tinieblo and Rancho El Tinieblo. Under his management, El Tinieblo returned to its artisanal roots and developed strict sustainability and conservation measures throughout the ranch. He is also a prolific restaurateur, having created and operated over thirty-five restaurants, nightclubs and bars with locations in Monterrey, Tijuana, San Miguel de Allende and Playa del Carmen. His flagship is Rio Mississippi 105-b in Monterrey's fashion district. Ferruko's passion is traveling to remote destinations across the world with his family in search of culinary and artistic inspiration for his mezcal and restaurant businesses. He holds a degree in foreign trade from the Institute of Technology and Higher Education, Monterrey.





Edgar "Ted" D. McKean, III

Chairman

Ted began practicing law in 1974. Specializing in civil trials, he was admitted to the Bar of the First Circuit Court of Appeals in 1977 and in 1981 to the Bar of the Supreme Court of the United States. In 1981, Ted helped found the Village Bank and Trust Company of Gilford, New Hampshire, serving as a Director, Secretary and Counsel until it was acquired in 2005. Attracted to mezcal through his son Matt's career as a chef, they began importing a variety of agave based spirits into Canada and then later the US. Prior to the launch of ETI, Ted served as CEO of both importing companies, which have since become El Tinieblo International. Ted attended Framlingham College, England prior to getting a B.A. from UVA. Following a stint as an officer in the U.S. Navy, he entered the Catholic University School of Law where he served on the Law Review, receiving his J.D. in 1974.





Cynthia Baron

Chief Financial Officer

Along with her responsibilities with ETI, Cindy is actively involved as a trustee of Lakes Region General Hospital and serves as the vice-chair of the Board of Trustees and vice-chair of the Finance Committee. A UNH graduate, she began working in the finance department at Pike Industries, a construction materials supplier in New Hampshire where she eventually worked her way up to CFO/VP of Finance. Later, she took a position as CFO of the New Hampshire Lottery. In 2017, Cindy was brought in to help manage the finances of the US importing company for El Tinieblo and has since fallen in love with the antiquity and purity of El Tinieblo and its deep rooted history. She lives in Gilford, NH near her children and their families.











Marie "Molly" McKean
Chief Legal Officer

In addition to serving as CLO and leading the Human Resources department for El Tinieblo International, Molly also serves as Director of HR at Saint Anselm College, NH, after ten years of law practice focused on employment law. She is a frequent panelist at HR seminars and has appeared on New Hampshire Public Radio as well as the Dr. Phil show to discuss bullying at work and in schools. Molly is an active member of the Junior Service League of Concord, acts in local plays and enjoys spending time outdoors and tending to her chickens. She travels to Mexico as often as she can. Molly graduated from Colgate University with a degree in Art and Art History and went on to law school at the UNH School of Law in Concord, NH, where she earned her JD.





Emlyn McCutcheon
President Canada

Emlyn McCutcheon has served as President of our Canadian subsidiary, TAMA North Enterprises Inc. since its inception in 2018. Over the last 16 years, Emlyn has gained extensive experience in international business working in commercial banking for both HSBC Bank Canada and the Canadian Imperial Bank of Commerce (CIBC) in Montreal as well as Vancouver, Canada. He holds an MBA in Finance from McGill University, as well as an Honours BA in Economics from Concordia University. Emlyn left the bank to concentrate on his responsibilities with El Tinieblo.





Matthew McKean
Product Director

As a spirits importer and awarded chef, Matt brings a wealth of diversity and experience to the table. Opening his first successful restaurant on a beach in Costa Rica at the age of 21, he has held numerous chef positions in prestigious kitchens such as The Slanted Door, Larrupin Cafe, the exclusive Downing Mountain Lodge and Restaurant 5550 in Montana as well as the Rio Chirripo Retreat in Costa Rica, leading to a successful career as a world class chef. Matt's most recent restaurant is Melinda's, spaced underneath the renowned Miami night club Electric Pickle. He is also partnered on Ferruko Pérez-Salinas' Rio Mississippi 105-b in Monterrey. Matt made his mezcal connection in 2013 when he started the award winning restaurant Cartel in Montreal and partnered with two others to start importing agave based spirits. In 2017, along with his father Ted and Ferruko, Matt began exclusively importing El Tinieblo Mezcal into the US and Canada.



Offering Summary

Company :	El Tinieblo International, Inc.
Corporate Address :	1 Wildwood Road, Laconia, NH 03246
Offering Minimum :	$10,000.00
Offering Maximum :	$1,000,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,000

Maximum Number of Shares Offered : 100,000

Price per Share : $10.00

Pre-Money Valuation : $7,500,000.00

Early Bird Bonuses:

First 7 days - 10% Bonus Shares

Next 14 days - 5% Bonus Shares

All investors Receive 20% discount for life

Will also receive a personal letter from "Ferruko" Pérez-Salinas thanking investors for their participation.

Investments of $500 or More

Will also have their name inscribed on the wall of our distillery.

Investments of $1,000 or More

Will also receive a 375 ml Founders Edition El Tinieblo Joven mezcal in wood box.**

Investments of $2,500 or More

Will also receive one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 2-years.**

Investments of $5,000 or More

Will also receive 5% bonus shares and one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 3-years.**

Investments of $20,000 or More

Will also receive 10% bonus shares and one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 4-years.**

About our Founders Edition Madurado Cristal Mezcal

Madurado is a clear mezcal that uses an ancient process where following distillation Joven mezcal is aged in ancient large glass jugs originally from southern Mexico. To control the temperature and light while aging, the jugs are buried in the ground in an area referred to as a "cementerio mezcalero".

- Production will begin following the close of this financing round.
- The investor will receive a pre-release certificate reserving one bottle.
- The investor's name, bottle number and jug number will be hand-written on the label.
- Each bottle will be presented in individually numbered (matching the bottle number) and hand made charred wooden box accompanied by a signed and personalized Certificate of Authenticity.
- Investors will be able to visit Rancho El Tinieblo to see the mezcal graveyard and the jug that their mezcal will come from.

All perks occur after the offering is completed. Shipping is prepaid for U.S. and Mexico only.

* *Shipping of liquor is restricted in certain U.S. states. Product may require pick up at a to be determined designated point in Florida, California, New York, Colorado or Texas. Investor pick up points in Mexico include Monterrey, Tijuana, Tulum, Hermosillo, Mexicali, Mazatlán and Mexico City. Additional pickup points, including some in other countries, may be added at a later time.*

The 10% Bonus for StartEngine Shareholders

StorEn will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $10/ share, you will receive 11 Common Stock, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

*All perks occur after the offering is completed

Irregular Use of Proceeds

Inter company debt or back payments Salary payments made to one's self, a friend or relative Any expense labeled "Travel and Entertainment" Vendor payments

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Annual report

9 days ago

Notice to our investors: We will be unable to meet our April 29, 2020, annual report filing requirements for securities sold pursuant to Regulation CF as a result of Covid 19 implications and we intend to rely on the temporary relief being provided by the Securities and Exchange Commission. We will continue to use our best efforts to comply with our ongoing reporting obligations.

Notice of Material Change in Offering

10 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the El Tinieblo International offering. Here's an excerpt describing the specifics of the change:

El Tinieblo International has extended their campaign and updated 2019 financials.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

16 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, El Tinieblo International has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in El Tinieblo International be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

New Perk for Investors!

23 days ago





To celebrate reaching our $500k halfway mark, we are now able to offer a new investor perk. Through our new partnership with 1-877-spirits.com we are able to offer a lifetime discount of 20% to our investors as well as a one-time discount of 20% to others interested in tasting our special mezcal.

- Confirmed investors and future investors will receive a discount code in their email for a lifetime 20% discount through 1-877-spirits.com: http://1-877-spirits.com/. Please contact us at info@eltinieblo.com if you do not receive an email today with the coupon code.

- Those who have not yet invested but are interested in tasting our mezcal may use the coupon code **ELTINIEBLO20** for a one-time 20% discount on 1-877-spirits.com: http://1-877-spirits.com/

- 1-877-spirits.com is 24/7 concierge service featuring all inclusive pricing with gift wrapped delivery available in most states.

This is a very exciting offer and we are happy for our supporters to be able to have our mezcal at home. We are still making mezcal on our ranch (with extra safety precautions) and wish to thank all our supporters for helping us reach our fundraising milestones.

Depending on where you are, local same-day delivery in the US continues to be available through Drizzly.com or Minibar.com. In Mexico, we are available on Amazon.com https://www.amazon.com.mx/s?k=el+tinieblo&__mk_es_MX=ÅMÅŽÕÑ&ref=nb_sb_noss_2) as well as shopify.com: https://tinieblo.myshopify.com/

El Tinieblo International Reaches $500k

about 1 month ago

We are beyond excited to say that we have reached over $500k in investment here on StartEngine thanks to almost 600 investors and are half way to our goal. The money we raise here is going very far for us in expanding our company and we are grateful to everyone involved. We have been able to expand our team and our reach, putting into place some strategic partnerships around the US, Canada and the UK. Thank you all!

Please follow us on social media to see more updates, cool videos and behind the scenes content!

IG: @mezcaleltinieblo

FB: @mezcaleltinieblo

Twitter: @mezcaltinieblo

Linked In: @mezcaleltinieblo

YouTube: Mezcal El Tinieblo

Roasting Maguey Video

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the El Tinieblo International offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, El Tinieblo International has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in El Tinieblo International be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

ETI Investment Opportunity Frequently Asked Questions

about 2 months ago



El Tinieblo International Investment FAQs

Q. What exactly would I be investing in?

    A. You would be participating in a ground floor investment in US based El Tinieblo International, Inc. (ETI), a unique opportunity to take advantage of the booming mezcal market. We serve as the international sales and distribution arm for the premium mezcal brand El Tinieblo. With a charter to develop all business in markets outside of Mexico, we are growing existing US, Canadian and UK sales as well as finding and developing new business in other markets outside Mexico.

Q. What is the difference between US based ETI and Mexican operations?

    A. Mezcal El Tinieblo is comprised of two affiliates:

        ○ Wholly owned and operated by the Pérez-Salinas family, Mezcales de Tamaulipas de RLMI (MDT) owns the El Tinieblo brand

- Wholly owned and operated by the Pérez-Salinas family, Mezcales de Tamaulipas de RLMI (MDT) owns the El Tinieblo brand and Rancho El Tinieblo where the agave grows and our mezcal is made. The company also owns the bottling facility in Monterrey and self-distributes the brand within Mexico. MDT is managed by "Ferruko" Alfredo Salinas-Pérez Tijerina, a 4th generation family member and majority ETI shareholder and President.

  - This investment opportunity is in ETI, a separate US corporation created to manage all business in markets outside of Mexico. Besides Alfredo "Ferruko" Salinas-Pérez Tijerina's majority shares, ETI's ownership also consists of the Edgar McKean family, original importers of the brand to Canada. ETI owns two subsidiaries: TAMA Imports, LLC for business in the US and TAMA North Enterprises, Inc. for Canada. A twenty year exclusive distribution and licensing agreement is in place for ETI to market all MDT products in all countries outside of Mexico.

Q. How has the CoronaVirus affected business?

A. Though sales to bars have decreased, we have seen a greater increase in sales to liquor stores, tracking the rest of the spirits industry. As far as action on our part goes, we are working hard to ensure that our products continue to be available to customers. Naturally, we suspended all employee travel and events. Production is still going on the ranch, making mezcal under extra sanitation measures, in anticipation of the normalization of the market. We are constantly monitoring the landscape and adjusting as needed.

Q. When will I make money on the investment?

A. We cannot confirm that you will make a profit on the investment. Our goal is to raise enough money to execute our 3-year business plan and better position us for higher valuation. Should our plans be met, the company will be poised to receive lucrative offers for strategic partnerships and/or purchase offers at sales multiples much greater than the cost of today's shares, benefiting shareholders either way.

Q. What are the most important factors that a spirits house will look at in a potential purchase?

A. The top considerations are:

  - Quality: taste as compared to the competition.
  - Presentation: the attractiveness of the bottles, labels and branding.
  - Story: background history of the brand.
  - Price point: quality as compared to pricing.

Q. What is El Tinieblo's ultimate goal?

A. To become the mezcal of choice.

Q. Are bigger, more established mezcal brands a threat to reaching ETI's goal?

A. While the mezcal market is growing fast, it is still fractured and there is no dominant brand for now. As a "single origin" operation, we control all phases of production and sales in a fully coordinated manner.

Q. How do you expect ETI to attain its ultimate goal?

A. We have built a comprehensive business plan with realistic goals to escalate our marketing, sales and distribution over the next three years. From a supply standpoint, we have detailed plans to scale up capacity ahead of the demand curve and will be leveraging our sustainability and single origin agave supply. Along the way we will be highlighting our unique representations and indigenous agaves typical only to the northern Mexico mezcal growing region to differentiate our products.

Q. I have not heard the term "single origin artisanal mezcal". What does it refer to?

A. We are unique in that, under the Mezcal El Tinieblo umbrella, we control all 5 tiers of the mezcal industry's structure:

Under MDT

Tier 1: Nursery Grower

Tier 2: Agave Producer

Tier 3: Mezcal Producer

Tier 4: Bottler

Under ETI

Tier 5: Sales & distribution

Q. What else differentiates Mezcal El Tinieblo from other brands?

A. We are one of only a handful of commercially produced mezcals in the northern state of Tamaulipas. With our geographical location comes a wide variety of wild endemic agave species unavailable in Oaxaca and Durango, the primary mezcal producing regions. It also provides a perfect climate for maguey nurseries with species from outside our region which we cultivate, raise and then transplant into our designated maguey fields.

Q. There's been a lot of talk about agave supply in the tequila industry. What is the plan for supply?

A. We have a comprehensive agricultural plan. We have twelve known varieties on the property and will have over 650,000 young and adolescent agave by the end of the year. All the agave that goes into every bottle of Mezcal El Tinieblo is from MDT property and at least 25 new agaves are planted for each harvested. MDT's resident agronomist oversees the nurseries and greenhouses where young agave are cultivated prior to being introduced into selected habitats, each depending on species and size.

Q. What is El Tinieblo doing to stay ahead of evolving consumer trends?

A. We rely on our on the ground team of brand ambassadors and sales representatives to continuously provide feedback. While our primary product is our 80-proof Joven, we are introducing a number of limited special editions to meet increased consumer interest in higher proof mezcals made from rare agave. For example, a 90-proof Estoquillo Joven will be our third special edition release. We just received regulatory approval to use Estoquillo, an agave never before used in commercial mezcal, and will make the premier expression available for the North American and European markets in limited quantities.

Q. What makes mezcal different from all other spirits?

A. The artisanal process and cultural significance make mezcal a unique spirit. It is made today as it was 400 years ago, with few modernizations. Compared to other premium spirits it has unmatched nuances in taste and scent.

Q. How do you drink mezcal?

A. Traditionally, mezcal is sipped from a wide nosed glass or clay copita with a side of citrus, typically orange garnished with insect salts (grasshopper, ant or worm) or Tajin. Mezcal is also delightful in classic cocktail preparations such as the Old Fashioned, Negroni, Margarita or a Mezcal Mule. Since there is such a variety in flavor profiles of mezcal, bartenders love being able to experiment with the different expressions and agaves of mezcal brands.

Q. Why does mezcal have a smoky flavor?

A. Artisanal mezcal is made from agave that is smoked in an open earth pit 30-45 feet deep for 5-7 days. Not only is the agave cooked over fire it is also distilled in wood fired cooper stills using wood from our ranch. Our aged expressions are aged in Kentucky Bourbon barrels.

Q. Is mezcal a type of tequila?

A. Technically speaking, tequila is actually a type of mezcal. While tequila can only use one type of agave (Blue Weber) from Jalisco that is steamed in the process,mezcal is smoked in a clay pit and its producers can use a range of 35 varieties of agave as established by the CRM, the industry regulatory body.

Q. What types of agave can be used to make mezcal?

A. Known as "maguey" in mezcal culture, there are about 35 different varieties of agave that can be used for mezcal. For our three core expressions, we combine two to four agave types to create an ensemble.

Q. What is El Tinieblo doing to preserve the environment?

A. Sustainability is deeply ingrained in our philosophy. Use of cutting edge agricultural processes and "beyond organic" production practices will keep the ranch ahead of the curve on environmental footprints and responsibility. All of the agave, water and wood used for production comes from the ranch. We continue to use recycled glass, aluminum and paper for our hand blown bottles.

El Tinieblo International Community Update From Our CEO

about 2 months ago



With the international health concerns and shifting landscape, we want to take a minute to update you all on what our company is doing. In order to best protect our staff and our customers during the coronavirus outbreak, El Tinieblo has suspended employee travel for all employees in the US, Mexico and Canada, and is asking our employees to work from home to the extent possible. We will be holding all meetings remotely using online technology, and all public tastings and events scheduled through May 1 will be postponed. Our ranch in Tamaulipas is also taking extra sanitation precautions. We are doing our best to ensure that our products continue to be available in stores, bars and restaurants that remain open and for delivery or pick up and provide them as much support as possible. Our mezcal can be ordered for delivery through Reserve Bar, Old Town Tequila or locally through Drizly, through the SAQ in Canada, and Amazon Prime in Mexico. We are constantly monitoring the landscape and adjusting as needed.

Production on our ranch in Mexico continues full force and our team in Mexico has just shipped out two pallets of El Tinieblo going to our New Jersey warehouse. Above is a photo from today of agave ready to be smoked at our Palenque. With this shipment, we will have more product in the US than ever before. This is great news because with the increase in people staying home, the industry may see an increase in delivery orders and bottle purchases.

For some positive news, at the beginning of the month, our team attended the first of the Mexico in a Bottle mezcal tasting series of the 2020 calendar year and our last public event until further notice. At the event, we received raving reviews of our mezcal; many people said they were told by other attendees that they must come try our mezcal. Particularly, our Special Edition Espadin + Salmiana Joven at 54% ABV and our Anejo aged at least 2 years were big hits. We also spoke with a lot of people who have been familiar with the brand in Mexico. Because El Tinieblo is one of the few producers from its region, people from that area know it well. It was truly exciting to see so many people passionate about the brand and to see newcomers love the taste and experience of our mezcal.

In addition to the tasting, we also visited some amazing mezcal focused bars and restaurants in San Diego and arranged for them to carry our product so if you live in San Diego, expect to see more of El Tinieblo on shelves. We understand that places are not open at this time but we are now preparing for when they reopen.

Let's not forget that mezcal is about community, whether out at a bar with new friends or at home with our loved ones. Please contact us with any questions.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, El Tinieblo International has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in El Tinieblo International be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SHOW MORE UPDATES

Comments (80 total)

Add a public comment...

0/2500


I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Jim Barnes 23 days ago
Where can I buy El Tinieblo en Texas so I can try before I buy?

> **Sam Santarelli** **- El Tinieblo International** 23 days ago
> Hi Jim - thank you for your interest! You should be able to order from 1-877-spirits.com and you can use the one time discount of ELTINIEBLO20 for 20% off.

KUSHAL CHAKRABORTY `1 INVESTMENT` a month ago
Thank you so much, Brian. But if the resolution of the problem takes time, I am afraid I am gonna miss the campaign.

> **Sam Santarelli** **- El Tinieblo International** a month ago
> Hi Kushal - we have actually extended the campaign since we have not yet reached our goal. Thank you again for your interest!

KUSHAL CHAKRABORTY `1 INVESTMENT` a month ago
Hi !

I am from India and very much interested in El Tinieblo. I have tried several times but not been able to complete the investment process because the following error is showing {:authorization=>["349 - Do Not Honor"]}. I tried to make the payment using other modes but in vain. I have mailed the issue to the support team of StartEngine but haven't received a reply from their end as well.

I would be highly obliged if you could kindly look into this matter.

Sam Santarelli **- El Tinieblo International** a month ago
Hi Kushal - thank you for your interest! I have reached out to StartEngine on your behalf to assist you.

Ronald Hooper `2 INVESTMENTS` `INVESTED` a month ago
Hello I have invested in El Tinieblo twice. I invested a total of 1000 dollars. Will I receive a bottle of Joven even though my investments were separate? They are both in my name.
I look forward to having a chance to taste all your products in Dallas.
Thank you.

Sam Santarelli **- El Tinieblo International** a month ago
Hi Ronald - thank you for your investment! Yes, they will be counted together. We can't wait to get to Dallas either.

Eric Zillmer `3 INVESTMENTS` `INVESTED` 2 months ago
Good Morning Brain my wife and myself live south orange county California and was one of the lucky ones to be in San Diego at the festival I must say the product's are 1st class in taste and bottle design I was also glad to read the comments from the Jefe yesterday which stated we will have more places to enjoy El Tinieblo I work in the service industry mostly in high end eatery's in all of south O.C from Newport Beach to San Clemente and have been spreading the word @ about the product the first question that comes to me is how can I taste it or send in A rep do we have A rep or any info I can pass on to these future customer's I will be more then happy to direct them in the right direction as most all California folks are looking for A new taste of something good you just need to get in there hand's or on there taste bud's please let me know if I can help spread the word Cheer's.

Sam Santarelli **- El Tinieblo International** 2 months ago
Hi Eric - thank you for your investment! That is really great to hear. Email us at info@eltinieblo.com and I will connect you with someone in the area that can assist you. Thanks again!

Odette Heller `SE OWNER` `5 INVESTMENTS` `INVESTED` 2 months ago
I should have asked this before. What would be the best way for someone to read this information in Spanish to understand it better? Other options?

Sam Santarelli **- El Tinieblo International** 2 months ago
Hi Odette - I apologize, we were not able to write the page in both languages. Depending on your internet browser, it may automatically translate for you, I know Google Chrome does. If you have any specific questions, feel free to email us at info@eltinieblo.com and we can discuss it. Thank you!

Odette Heller `SE OWNER` `5 INVESTMENTS` `INVESTED` 2 months ago
I would like to know if you are resident of Queretero, MX could you invest in El Tinieblo?

Sam Santarelli **- El Tinieblo International** 2 months ago
Hi Odette - Thank you for your interest! Yes, you are able to invest from Mexico and we would love to have you involved. If you have any issues with it, please contact StartEngine customer support and they can assist you.

(**SHOW MORE COMMENTS**)

About

Our Team

Equity Crowdfunding 101

Blog

Careers

Reserve StartEngine Shares

Companies

Get Funding

How It Works

Why StartEngine

Founder FAQ

Refer Founders

Investors

Start Investing

Investing 101

Investor FAQ

Earn 10% Bonus

Legal/Contact

Terms of Use

Privacy Policy

Disclaimer

Annual Reports

Help Center

Contact Us



©2020 All Rights Reserved



Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Pitch Video

"El Tinieblo means the absence of light. So every morning in Rancho El Tinieblo there's this fog. So if I'm sitting here and somebody's sitting three meters or two meters away from me, I can't see them.

In 2003, we were the seventh state to be granted the denomination of origin for producing mezcal. And that's when we started to commercialize El Tinieblo as a mezcal brand on the side of the highway that passes through our property.

Our mezcal is an ultra-premium artisanal product, hand-distilled in the state of Tamaulipas by methods passed down from generation to generation in my family. So the bottle is hand-blown in Zapopan, Jalisco. Our silver-tops are made with recycled aluminum. Our paper is 100% made from cotton. The old printing company which prints our labels dates from 1953.

El Tinieblo is a 9000 acre ranch and it is a natural wildlife reserve where more than 1,500 animals; regional & exotic roam free through the property.

For every maguey we harvest we plant 25 more. That's how we keep our production sustainable. We always try to employ local people from the region, that didn't have a chance to work where they were born.

I want to invite you to be part of this dream. This dream that my grandfather and my dad had a long time ago. That was not only to share this mezcal with their friends and family but with the whole world.

Come visit us and know our facilities, so we can share this Mexican product; which we do with pride and with honor.

My name is Alfredo Pérez-Salinas. My friends call me Ferruko. So please call me Ferruko. I humbly invite you to be a part of my family dream and invest in El Tinieblo International, the U.S-based company that we've created to share this mezcal with the rest of the world."

– Alfredo "Ferruko" Pérez-Salinas

Mezcal vs. Tequila

mezcal is kind of tequila but…
Mezcal is made in 9 states of mexico
Oaxaca
Guerrero
Durango
Guanajuato
Michoacan
Puebla
San Luis Potosi
Tamaulipas
Zacatecas
Tequila is made in 5 states of mexico

Jalisco

Guanajuato
Tamaulipas

Michoacan
Nayarit
Mezcal is 100% agaveTequila can have up to 49% undefined sugars

Mezcal can be made with different types of agave
Tequila can only be made with blue agave
Drink Artisanal Drink Mezcal

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF EL TINIEBLO INTERNATIONAL, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

El Tinieblo International, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

Does Hereby Certify:

First: That the name of this corporation is El Tinieblo International, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 24, 2018.

Second: That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

Resolved, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

First: The name of this corporation is El Tinieblo International, Inc. (the "Corporation").

Second: The address of the registered office and incorporator of the Corporation in the State of Delaware is 8 The Green, Ste A, City of Dover, County of Kent, Zip Code 19901 and the name of its registered agent at such address is: A Registered Agent, Inc.

Third: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

Fourth: The total number of shares of all classes of stock which the Corporation shall have authority to issue is **1,100,000:** (i) **200,000** shares of Common Stock, $0.0001 par value per share ("Common Stock"), and (ii) **900,000** shares of Class A Preferred Stock, $0.0001 par value per share ("Preferred Stock").

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:09 PM 05/08/2019
FILED 04:09 PM 05/08/2019
SR 20193673544 - File Number 7070824

Fifth: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

Sixth: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

Seventh: a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Seventh by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

Eighth: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Eighth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

Ninth: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Class A Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. Common Stock

200,000 shares of the authorized and unissued shares of stock of the Corporation are hereby designated "Common Stock" subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

1. VOTING AND LIQUIDATION RIGHTS. The holders of the Common Stock are not entitled to any voting rights or liquidation preferences. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of Class A Preferred Stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. Preferred Stock

900,000 shares of the authorized and unissued shares of Preferred Stock of the Corporation are hereby designated "Class A Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

1. DIVIDENDS. From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at a rate to be declared by the Corporation (the "Board of Directors") equal to no less than three percent (3%) and no more than seven percent (7%) per annum of the Class A Original Issue Price (as defined below), compounded annually, on such shares of Class A Preferred Stock (the "Accruing Dividends"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or

simultaneously receive, a dividend on each outstanding share of Class A Preferred Stock in an amount at least equal to the sum of the amount of the aggregate Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid. The "Class A Original Issue Price" shall mean **$10.00** per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock.

2. LIQUIDATION, DISSOLUTION OR WINDING UP; CERTAIN MERGERS, CONSOLIDATIONS AND ASSET SALES.

2.1 PAYMENTS TO HOLDERS OF CLASS A PREFERRED STOCK. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Class A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Class A Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon.

2.2 DISTRIBUTION OF REMAINING ASSETS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Class A Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Class A Preferred Stock and Common Stock pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such dissolution, liquidation or winding up of the Corporation; provided, however, that if the aggregate amount which the holders of Class A Preferred Stock are entitled to receive under Subsections 2.1 and 2.2 shall exceed three (3) times the Class A Original Issue Price per share (the "Maximum Participation Amount"), each holder of Class A Preferred Stock shall be entitled to receive upon such liquidation, dissolution or winding up of the Corporation the greater of (i) the Maximum Participation Amount.

2.3 DEEMED LIQUIDATION EVENTS.

4

2.3.1. DEFINITION. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Class A Preferred Stock elect otherwise by written notice sent to the Corporation at least seven (7) days prior to the effective date of any such event:

(a) a merger or consolidation in which the Corporation is a constituent party; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition to a wholly owned subsidiary of the Corporation.

2.3.2. EFFECTING A DEEMED LIQUIDATION EVENT.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1.

2.3.3. AMOUNT DEEMED PAID OR DISTRIBUTED. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.4. ALLOCATION OF ESCROW. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the Merger Agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of Class A Preferred Stock of the Corporation in accordance with Subsections 2.1 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. VOTING.

3.1. GENERAL. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Preferred Stock held by the holder to vote on such matter.

4. CLASS A PREFERRED STOCK PROTECTIVE PROVISIONS.

4.1. At any time when any shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Class A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) elect the directors of the Corporation;

(b) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(c) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

(d) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Class A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Class A Preferred Stock;

(e) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Class A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(f) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security;

(g) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

(h) increase the authorized number of directors constituting the Board of Directors from three (3).

5. REDEMPTION. The Class A Preferred Stock is not redeemable at the option of the holder thereof.

6. ACQUIRED SHARES. Any shares of Class A Preferred Stock which are acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Class A Preferred Stock following such acquisition.

7. WAIVER. Any of the rights, powers, preferences and other terms of the Class A Preferred Stock set forth herein may only be waived on behalf of all holders of Class A Preferred Stock by the affirmative written consent or vote of the holders of all of the shares of Class A Preferred Stock then outstanding.

8. NOTICES. Any notice required or permitted by the provisions of this Section B to be given to a holder of shares of Class A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

*   *   *

I Declare, that the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

I Further Declare, that this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

I Further Declare, under penalty of perjury under the laws of the State of New Hampshire that the matters set forth in this Amended and Restated Certificate of Incorporation are true and correct of my own knowledge.

[Signature Pages Follow]

In Witness Whereof, this **Amended and Restated Certificate of Incorporation** has been executed by a duly authorized officer of this corporation on this 9th day of May, 2019.

DocuSigned by:

By 807256306EF8486...

Brian Gale
Chief Executive Officer

20190508 ETI AMENDED AND RESTATED CERTIFICATE